UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2019

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1 Clean Marine Fuels: Total and Mitsui O.S.K. Lines Charter the 1st LNG Bunker Vessel to Operate in France (December 4, 2019)

Exhibit 99.2 Clean Marine Fuels: Total will supply LNG to CMA CGM’s future containerships in Marseille (December 4, 2019)

Exhibit 99.3 Disclosure of transactions in own shares (December 5, 2019)

Exhibit 99.4 Citeo, Total, Recycling Technologies, Mars and Nestlé Join Forces to Develop Chemical Recycling of Plastics in France (December 10, 2019)

Exhibit 99.5 Libya: Agreement Between NOC and Total Endorsing the Group’s Entry into the Waha Concessions (December 10, 2019)

Exhibit 99.6 Total Moves Forward on Two Deepwater Projects in the U.S. Gulf of Mexico (December 12, 2019)

Exhibit 99.7 Share capital decrease by way of treasury shares cancellation (December 13, 2019)

Exhibit 99.8 Angola: Total Extends All Block 17 Production Licenses until 2045 (December 16, 2019)

Exhibit 99.9 Angola: Total Acquires Interests into Two New Offshore Licenses in View of Developing a New Production Hub (December 16, 2019)

Exhibit 99.10 Total Enters Suriname With 50% Operated Stake in Exploration Block 58 (December 23, 2019)

EXHIBIT INDEX

Exhibit 99.1 Clean Marine Fuels: Total and Mitsui O.S.K. Lines Charter the 1st LNG Bunker Vessel to Operate in France (December 4, 2019)

Exhibit 99.2 Clean Marine Fuels: Total will supply LNG to CMA CGM’s future containerships in Marseille (December 4, 2019)

Exhibit 99.3 Disclosure of transactions in own shares (December 5, 2019)

Exhibit 99.4 Citeo, Total, Recycling Technologies, Mars and Nestlé Join Forces to Develop Chemical Recycling of Plastics in France

Exhibit 99.5 Libya: Agreement Between NOC and Total Endorsing the Group’s Entry into the Waha Concessions (December 10, 2019)

Exhibit 99.6 Total Moves Forward on Two Deepwater Projects in the U.S. Gulf of Mexico (December 12, 2019)

Exhibit 99.7 Share capital decrease by way of treasury shares cancellation (December 13, 2019)

Exhibit 99.8 Angola: Total Extends All Block 17 Production Licenses until 2045 (December 16, 2019)

Exhibit 99.9 Angola: Total Acquires Interests into Two New Offshore Licenses in View of Developing a New Production Hub (December 16, 2019)

Exhibit 99.10 Total Enters Suriname With 50% Operated Stake in Exploration Block 58 (December 23, 2019)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: December 31, 2019	By:	/s/ ANTOINE LARENAUDIE
	Name:	Antoine LARENAUDIE
	Title:	Group Treasurer